UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TILE SHOP HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88677Q109
(CUSIP Number)

Louise Mary Garbarino

Nabron International, Inc.

2nd Floor, Le Prince de Galles
3-5 Avenue des Citronniers
MC98000 Monaco

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Nabron International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,445,432 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,445,432 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,445,432 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D is filed by Nabron International, Inc. (“Nabron”), Noble Resources Limited (“Noble”), Raymond Long Sing Tang (“Tang”), Lars Soren Sorensen (“Sorensen”), and Louise Mary Garbarino (“Garbarino” and, together with Nabron, Noble, Tang, and Sorensen, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 17,445,432 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Tile Shop Holdings, Inc. (the “Issuer”) held by Nabron. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

(3) Calculated based on 42,829,884 shares of Common Stock issued and outstanding as of August 21, 2012, which includes the 42,534,884 shares of Common Stock disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on August 3, 2012 together with 295,000 shares of restricted Common Stock issued in connection with the closing of the Business Combination (as defined below).

2

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Noble Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,704,741 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,704,741 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,704,741 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 314,399 shares of Common Stock held by Noble and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Noble, hold shared voting and dispositive power over the securities held by Noble, and may be deemed to beneficially own the securities held by Noble.

(3) Calculated based on 42,829,884 shares of Common Stock issued and outstanding as of August 21, 2012, which includes the 42,534,884 shares of Common Stock disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on August 3, 2012 together with 295,000 shares of restricted Common Stock issued in connection with the closing of the Business Combination (as defined below).

3

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Raymond Long Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,150,173 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,150,173 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,150,173 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 17,445,432 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 42,829,884 shares of Common Stock issued and outstanding as of August 21, 2012, which includes the 42,534,884 shares of Common Stock disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on August 3, 2012 together with 295,000 shares of restricted Common Stock issued in connection with the closing of the Business Combination (as defined below).

4

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Lars Soren Sorensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,150,173 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,150,173 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,150,173 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 17,445,432 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 42,829,884 shares of Common Stock issued and outstanding as of August 21, 2012, which includes the 42,534,884 shares of Common Stock disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on August 3, 2012 together with 295,000 shares of restricted Common Stock issued in connection with the closing of the Business Combination (as defined below).

5

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Louise Mary Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,150,173 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,150,173 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,150,173 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2) Includes 17,445,432 shares of Common Stock held by Nabron, 314,399 shares of Common Stock held by Noble, and 2,390,342 shares of Common Stock issuable upon exercise of warrants held by Noble. Tang, Sorensen, and Garbarino are the members of the board of directors of Nabron and Noble, hold shared voting and dispositive power over the securities held by Nabron and Noble, and may be deemed to beneficially own the securities held by Nabron and Noble.

(3) Calculated based on 42,829,884 shares of Common Stock issued and outstanding as of August 21, 2012, which includes the 42,534,884 shares of Common Stock disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on August 3, 2012 together with 295,000 shares of restricted Common Stock issued in connection with the closing of the Business Combination (as defined below).

6

Item 1.                  Security and Issuer.

(a)          This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”).

(b)          The principal executive offices of the Issuer are located at 14000 Carlson Parkway, Plymouth, Minnesota 55441.

Item 2.                  Identity and Background.

(a)          The persons and entities filing this statement are Nabron International, Inc. (“Nabron”), Noble Resources Limited (“Noble”), Raymond Long Sing Tang (“Tang”), Lars Soren Sorensen (“Sorensen”), and Louise Mary Garbarino (“Garbarino” and, together with Nabron, Noble, Tang, and Sorensen, the “Reporting Persons”).

(b)          The address of the principal place of business of each of the Reporting Persons is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.

(c)          The principal business of each of Nabron and Noble is investing. The principal occupation of Tang is investing. The principal occupation of Sorensen is investing. The principal occupation of Garbarino is investing.

(d)          None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)          Nabron is incorporated in the Bahamas, Noble is incorporated in the British Virgin Islands, Tang is a citizen of the United Kingdom, Sorensen is a citizen of Denmark, and Garbarino is a citizen of the United Kingdom.

Item 3.                  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                  Purpose of Transaction.

On August 15, 2012, Noble purchased 314,399 shares of common stock of JWC Acquisition Corp. (“JWCAC”) in the open market for an aggregate purchase price of $3,143,990.00, which shares were exchanged for shares of Common Stock in connection with the Business Combination (as defined below).

7

On August 21, 2012, pursuant to the terms of that certain Contribution and Merger Agreement, dated as of June 27, 2012, by and among JWCAC, The Tile Shop, LLC (“TSLLC”), the members of TSLLC, Nabron, the Issuer, Tile Shop Merger Sub, Inc., and Peter J. Jacullo III, in his capacity as Sellers’ Representative (the “Contribution and Merger Agreement”), Nabron contributed its membership interests in ILTS, LLC to the Issuer in exchange for 17,445,432 shares of Common Stock (the “Closing Shares”), a cash payment of $37,732,065.41, and a promissory note in the principal amount of $37,479,695.58 (the “Promissory Note”). The purpose of the transactions contemplated by the Contribution and Merger Agreement was to combine JWCAC and TSLLC as subsidiaries of the Issuer (the “Business Combination”).

Nabron has entered into a lock-up agreement pursuant to which it will not sell any of the Closing Shares until the earlier of (i) one year after the closing date of the Business Combination, (ii) the date on which the last sales price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination and (iii) the date on which the Issuer consummates a liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property. These transfer restrictions do not apply to certain permitted transfers, including transfers to family members, entities established for estate planning purposes, controlled corporations and other entities.

In the event that the Promissory Note and other similar promissory notes of like tenor and term issued in connection with the Business Combination (collectively, the “Notes”) are not repaid by the Issuer in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then outstanding principal amount of the Notes will be convertible into shares of Common Stock at a conversion price of $10.00 per share.

Pursuant to the terms of that certain Registration Rights Agreement, dated as of June 27, 2012, by and among certain former direct and indirect holders of membership interest in TSLLC (the “Sellers”), the members of JWC Acquisition LLC (the “Sponsor”), and the Issuer (the “Registration Rights Agreement”), the Sellers and the members of the Sponsor hold registration rights with respect to the shares of Common Stock issued or distributed to such parties in connection with the Business Combination. The holders of a majority in interest of the Common Stock held by the Sellers will be entitled to require the Issuer, on up to four occasions, to register under the Securities Act of 1933, as amended (the “Securities Act”) the shares of Common Stock that they received in the Business Combination or may receive upon conversion of the Notes. Demand registration may be made pursuant to the Registration Rights Agreement so long as the estimated market value of the shares of Common Stock to be registered is at least $10,000,000. The holders of a majority in interest of the Common Stock held by the Sellers may elect to exercise these registration rights at any time after the earlier of (i) one year after the closing date of the Business Combination, (ii) the date on which the last sales price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination and (iii) the date on which the Issuer consummates a liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property. In addition, the Sellers and the members of the Sponsor have certain ‘‘piggyback’’ registration rights on registration statements filed by the Issuer following the Business Combination.

On August 21, 2012, in connection with the Business Combination, and pursuant to the terms of that certain Warrant Purchase Agreement, dated as of June 27, 2012, by and among JWC Warrant Holdings, LLC and the other parties thereto (the “Warrant Letter Agreement”), Noble, as assignee of Nabron, purchased warrants to purchase up to 2,390,342 shares of JWCAC common stock for an aggregate purchase price of $1,829,767.51, which became exercisable for an equal number of shares of Common Stock upon the consummation of the Business Combination (the “Warrants”). Pursuant to the terms of that certain Warrant Agreement, dated as of November 17, 2010, by and between JWCAC and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), the Warrants have an exercise price per underlying share of Common Stock of $11.50 and become exercisable on September 20, 2012.

8

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market, and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.                  Interests in Securities of the Issuer.

(a), (b), (c)          The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(d)          None.

(e)          Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

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Item 7.                    Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Statement

2.	Contribution and Merger Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., The Tile Shop, LLC, the members of The Tile Shop, LLC, Nabron International, Inc., Tile Shop Holdings, Inc., Tile Shop Merger Sub, Inc., and Sellers’ Representative (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

3.	Form of Promissory Note by and between Tile Shop Holdings, Inc. and each Seller (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

4.	Sellers Lock-Up Agreement, dated June 27, 2012, by and among Nabron International, Inc., The Tile Shop, Inc., ILTS, LLC, JWTS, Inc., certain other members of The Tile Shop, LLC, Tile Shop Holdings, Inc. and JWC Acquisition Corp. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

5.	Registration Rights Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., Tile Shop Holdings, Inc., certain members of JWC Acquisition, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc. and certain other members of The Tile Shop, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

6.	Warrant Purchase Agreement, dated June 27, 2012, by and among JWC Warrant Holdings, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc., and certain other members of The Tile Shop, LLC. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

7.	Warrant Agreement, dated November 17, 2010, by and between JWCAC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on November 24, 2010)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012

For and on behalf of

NABRON INTERNATIONAL, INC.

By:	/s/ Raymond Long Sing Tang /s/ Louise Mary Garbarino
Name: Raymond Long Sing Tang/Louise Mary Garbarino
Title: Authorized Signatures

For and on behalf of

NOBLE RESOURCES LIMITED

By:	/s/ Raymond Long Sing Tang /s/ Louise Mary Garbarino
Name: Raymond Long Sing Tang/Louise Mary Garbarino
Title: Authorized Signatures

/s/ Raymond Long Sing Tang
Name:	Raymond Long Sing Tang

/s/ Lars Soren Sorensen
Name:	Lars Soren Sorensen

/s/ Louise Mary Garbarino
Name:	Louise Mary Garbarino

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement

2.	Contribution and Merger Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., The Tile Shop, LLC, the members of The Tile Shop, LLC, Nabron International, Inc., Tile Shop Holdings, Inc., Tile Shop Merger Sub, Inc., and Sellers’ Representative (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

3.	Form of Promissory Note by and between Tile Shop Holdings, Inc. and each Seller (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

4.	Sellers Lock-Up Agreement, dated June 27, 2012, by and among Nabron International, Inc., The Tile Shop, Inc., ILTS, LLC, JWTS, Inc., certain other members of The Tile Shop, LLC, Tile Shop Holdings, Inc. and JWC Acquisition Corp. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

5.	Registration Rights Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., Tile Shop Holdings, Inc., certain members of JWC Acquisition, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc. and certain other members of The Tile Shop, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

6.	Warrant Purchase Agreement, dated June 27, 2012, by and among JWC Warrant Holdings, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc., and certain other members of The Tile Shop, LLC. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

7.	Warrant Agreement, dated November 17, 2010, by and between JWCAC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on November 24, 2010)

Exhibit 1

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached statement on Schedule 13D (and any amendments thereto) relating to the Common Stock of Tile Shop Holdings, Inc. is filed on behalf of each of the undersigned.

Date: August 29, 2012

For and on behalf of

NABRON INTERNATIONAL, INC.

By:	/s/ Raymond Long Sing Tang /s/ Louise Mary Garbarino
Name: Raymond Long Sing Tang/Louise Mary Garbarino
Title: Authorized Signatures

For and on behalf of

NOBLE RESOURCES LIMITED

By:	/s/ Raymond Long Sing Tang /s/ Louise Mary Garbarino
Name: Raymond Long Sing Tang/Louise Mary Garbarino
Title: Authorized Signatures

/s/ Raymond Long Sing Tang
Name:	Raymond Long Sing Tang

/s/ Lars Soren Sorensen
Name:	Lars Soren Sorensen

/s/ Louise Mary Garbarino
Name:	Louise Mary Garbarino